# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Exchange-Traded Fund Trust II, CIK 0001378872
CUSIP: 46138G300
Title of class of securities: Invesco S&P SmallCap Quality ETF
Address of issuer's principal executive offices: 3500 LACEY ROAD, SUITE 700, DOWNERS GROVE, Illinois (IL), 60515
Date of event which requires filing of this statement: 08/29/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-001887
Filed by CIK 0001133639

## Reporting persons
- New York Life Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Invesco Exchange-Traded Fund Trust II
Address of issuer's principal executive offices: 3500 LACEY ROAD, SUITE 700, DOWNERS GROVE, ILLINOIS 60515

## Item 2. Person Filing
Name of person filing: New York Life Investment Management LLC
Address of principal business office or, if none, residence:
51 MADISON AVE
New York, New York
10010
Citizenship: New York Life Investment Management LLC - NEW YORK

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: New York Life Investment Management LLC - 0
Shared power to vote or to direct the vote: New York Life Investment Management LLC - 0
Sole power to dispose or to direct the disposition: New York Life Investment Management LLC - 0
Shared power to dispose or to direct the disposition: New York Life Investment Management LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- New York Life Investment Management LLC: /s/ Paul Vengrow, Paul Vengrow, Corporate Vice President (09/03/2025)